UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

TANDY LEATHER FACTORY, INC.

(Name of Issuer)

COMMON

(Title of Class of Securities)

87538X105

(CUSIP Number)

JOHN HAKOPIAN

FIRST FOUNDATION ADVISORS

18101 VON KARMAN AVENUE, SUITE 700

IRVINE,CA 92612

949-476-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

APRIL 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87538X105	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FIRST FOUNDATION ADVISORS 33-0221828
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 706,362
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 826,712
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 826,712
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 87538X105	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

This statement relates to the common stock, $.0024 par value per share, of Tandy Leather Factory, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1900 Southeast Loop 820, Fort Worth, TX 76140.

Item 2.  Identity and Background.

(a)	This statement is filed by First Foundation Advisors (the “Reporting Person”).
(b)	The address of the principal office is 18101 Von Karman Avenue, Suite 700, Irvine, CA 92612.
(c)	The principal business is providing investment advisory services as a registered investment advisor. The Reporting Person is sub-advisor to two mutual funds, First Foundation Total Return Fund and First Foundation Fixed Income Fund.
(d)	The Reporting Person has not been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f)	The Reporting Person is a corporation organized under the laws of the State of California.

Item 3.  Source or Amount of Funds or Other Consideration.

The shares that may be deemed beneficially purchased by the Reporting Person include:

(a)	Shares held by the First Foundation Total Return Fund sub-advised by the Reporting Person: 560,237 shares with an aggregate purchase price of approximately $2,746,061.
(b)	Shares held in separately managed accounts by clients of the Reporting Person: 83,081 with an aggregate purchase price of approximately $399,170.
(c)	Shares held by the Reporting Person’s employees and other accounts: 183,394 with an aggregate purchase price of $833,061.

Item 4.  Purpose of Transaction.

The Shares were purchased based on the belief that the Shares when purchased were undervalued and represented an attractive investment opportunity.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate percentage of Shares reported owned by the Reporting Person herein is based upon 8,300,627 Shares outstanding as of April 17, 2023, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 27, 2023.

(b)	The Reporting Person may be deemed to be beneficial owner 826,712 shares, approximately 10.0% of the Issuer.
1.	Sole power to vote or direct vote: 706,362
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 826,712
4.	Shared power to dispose or direct the disposition: 0

(c)	There have been no transactions in shares of Common Stock by the Reporting Person in the past 60 days.

(d)	To the best knowledge of the Reporting Person, no person has the right or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock reported herein as beneficially owned.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person was listed as beneficial owner of 10.0% of the Issuer in the Issuer’s Schedule 14A filing dated April 27, 2023. Also in the Issuer’s Schedule 14A filing, Eric Speron, Managing Director of Equities of the Reporting Person, was listed as a nominee for Director of the Issuer and states that he may be deemed to beneficially own the shares held by the Reporting Person. Eric Speron is a Portfolio Manager of the First Foundation Total Return Fund and First Foundation Fixed Income Fund that are sub-advised by the Reporting Person.

Item 7.  Material to Be Filed as Exhibits.

None

CUSIP No. 87538X105	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST FOUNDATION ADVISORS

GREGORY S. BRUCE Name

CHIEF COMPLIANCE OFFICER Title

05/24/2023 Date